

September 19, 2013

<u>Via E-mail</u>
Sayed M. Darwish
Chief Legal Officer and Executive Vice President, Corporate Development
Polycom, Inc.
6001 America Center Drive
San Jose, California 95002

> **Re: Polycom, Inc.**
> **Schedule TO-I**
> **Filed September 13, 2013, as amended September 17, 2013**
> **File No. 005-47513**

Dear Mr. Darwish:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Certain Effects of the Offer, page 15</u>

1.   Please refer to the sentence before the bullet points on page 15. Expand to provide the disclosure required by Item 1006(c) of Regulation M-A as to the persons/entities specified in Instruction C to Schedule TO.

<u>Determination of Validity, page 19</u>

2.   We note the disclosure that indicates the issuer's determinations are final and binding. Revise to state that holders may challenge the issuer's determinations in a court of competent jurisdiction. Please make corresponding revisions elsewhere in your document where similar language appears.

Conditions of the Offer, page 23

3.   Please refer to the last paragraph on page 25, where you state, "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." This language suggests that once an offer condition is triggered, you may defer or not make the decision as to whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. In addition, all offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived before the offer expiration date and cannot be treated as "ongoing" rights that might be asserted following the date of offer expiration. Please revise the offer condition to conform with our position, or advise.

4.   We do not object to the inclusion of offer conditions in an issuer tender offer provided that the offer conditions are objectively determinable. To the extent that the offer conditions may be asserted based on subjective determinations made by the issuer on matters within their control, the issuer tender offer may be viewed as being illusory and therefore in contravention of Section 14(e). Please revise to remove the implication that the offer is illusory because actions or inactions by the issuer may be used as justification to assert an offer condition, or advise.

Source and Amount of Funds, page 26

5.   If you do not have in place alternative financing arrangements or plans, please state so directly. See Item 1007(b) of Regulation M-A.

Miscellaneous, page 46

6.   Please tell us how the limitations expressed in the first paragraph are consistent with Rule 13e-4(f)(8) or revise to be consistent with that rule.

7.   Consistent with your disclosure on page 14, please revise the fourth paragraph to clarify that the prohibition in Rule 13e-4 also applies to the issuer's affiliates.

Letter of Transmittal

8.   Please refer to page 8. While we do not object to language confirming that the undersigned agree with the offer terms, it is inappropriate to require representations as to what the "undersigned understands." Please revise, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (by E-mail): Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Michael A. Occhiolini, Esq.